Room 4561

August 31, 2006

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong K3

> **Re:** **CDC Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 21, 2006**
> **Form 8-K Filed March 6, 2006**
> **Form 8-K Filed April 13, 2006**
> **Form 8-K Filed May 2, 2006**
> **Form 8-K Filed May 26, 2006**
> **File No. 000-30134**

Dear Mr. Yip:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

(g) Investments, page F-14

1.	We note your disclosures here and throughout the document regarding your investments in entities for which "ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned" and that you account for these investments under the equity method. Provide a list of your equity investees, including the name of each company, your percentage interest, and total assets, liabilities and revenues for each company for each year covered by this annual report. Also tell us how you considered the guidance in FIN 46R in determining that consolidation was not required. Finally, tell us what consideration was given to the disclosure requirements in Item 8 of Form 20-F and Item 3-09 of Regulation S-X.

(l) Revenue Recognition, page F-16

Software:

2.	We note your disclosure that "the Company allocates the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence." We further note your disclosure on page 96 under Critical Accounting Policies and Estimates where you state that "VSOE is typically determined by the customary price charged for each element when sold separately after the application of any standard approved discount. In the case of an element not yet sold separately, VSOE is the price established by authorized management if it is probable that the price, once established, will not change before market introduction." Tell us in detail how you have established VSOE for each of the elements present in your multi-element arrangements. In this regard, address the following:

- Specifically describe the elements or type of transaction where you have relied on the price established by authorized management to establish VSOE. Note that in situations where VSOE of fair value is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short.

- Describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

- Regarding maintenance, do your contracts contain stated renewal rates? If yes, do the customers actually renew at those rates or are they renegotiated?

We may have further comments based on your response.

3. We note your disclosure that "when software licenses are sold indirectly to an end-user through VARs, the Company recognizes as revenue only the net fee receivable upon sell-through to the end-user." Describe in greater detail how you account for these transactions, including reference to the relevant authoritative accounting literature. In this regard, tell us how the "net fee" is arrived at and also describe the relevant terms and conditions of these arrangements that support your practice of recording the "net fee" as revenue only upon sell-through to the end-user.

4. We note that you provide a variety of services in connection with your software sales. Clarify whether any of these services represent significant production, modification or customization of your software or if the services are essential to the functionality of any element in your arrangements. Refer to paragraphs 7 and 65 of SOP 97-2.

Business Services:

5. We note your disclosure that "advertising and marketing consulting services revenues for fixed price contracts are recognized upon completion of contractual milestones…" Tell us how your policy complies with the guidance in SAB 104. In this regard, describe these contractual milestones, how pricing is determined and how amounts recognized at completion of each milestone reflect the concept of recognizing revenue as services are provided.

6. We note that you recognize revenues from the design, development and integration of web sites and mobile phone devices using contract accounting based either on clients' acceptance of completed milestones or using the percentage-of-completion method. Tell us how you have considered the guidance in paragraph 11, including footnote 1 of SOP 81-1 in determining that contract accounting is appropriate. Also tell us how your accounting for these arrangements complies with the guidance in SAB 104.

Note 3. Business Combinations, page F-25

7.   We note your disclosure on page 83 where you have provided a list of the
        material business acquisitions that took place in fiscal 2003 and 2004. We note
        that you have disclosed information about each of the companies on the list in
        Note 3, except for the acquisition of PK Information Systems Pty Ltd. Tell us
        what consideration was given to including information about this transaction in
        Note 3, or alternatively, tell us why you omitted this one transaction from the
        footnote.

Note 25. Restructuring Costs, page F-55

8.   We note your disclosures regarding the Company's restructuring costs in fiscal
        2004 and 2005. Tell us what consideration you gave to the disclosure
        requirements in paragraph 20 of SFAS No. 146.

Form 6-K Filed on March 6, 2006, Form 6-K Filed April 13, 2006, Form 6-K Filed on
May 2, 2006, Form 6-K Filed on May 26, 2006

9.   We note your presentation of non-GAAP financial measures in the Forms 6-K
        noted above and we further note your disclosure that "the non-GAAP measures
        are provided to enhance the user's overall understanding of the company's current
        financial position and its prospects for the future" as well as your disclosure that
        you believe "the inclusion of the non-GAAP financial measures provide further
        clarity in its financial reporting." Your current disclosures regarding the reasons
        for presenting these non-GAAP financial measures appear overly broad
        considering that companies and investors may differ as to which items warrant
        adjustment. Tell us how you considered Question 8 of Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures to include the
        following disclosures for each of your non-GAAP measures:

        •   the manner in which management uses the non-GAAP measure to conduct
            or evaluate its business;
        •   the economic substance behind management's decision to use such a
            measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP
            financial measure provides useful information to investors.

Peter Yip
CDC Corporation
August 31, 2006
Page 5

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant at (202) 551-3255 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief